

Mail Stop 3561

January 13, 2016

Stanislav Augustin
Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

> **Re: Reliant Service Inc.**
> **Registration Statement on Form S-1**
> **Filed January 11, 2016**
> **File No. 333-208934**

Dear Mr. Augustin:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note your failure to file an audit report as required by Form S-1 and Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

If you have any questions, please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720.

Sincerely,

/s/ Jennifer López for

Mara Ransom
Assistant Director
Office of Consumer Products